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Anthony DeSimone, Masterworks <adesimone@masterworks.com>
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Hi Sam,

They say no risk, no reward—they must've never met Helen Frankenthaler, who is featured in our new offering.

Based on repeat sales data from '84-'23, she has the best risk-adjusted returns of any of the 700+ artists in our database—her Sharpe ratio is 1.71, while the S&P 500's during that time is just 0.48.*

Of the 36 times her work has returned to auction across her career, it has appreciated in price 97% of the time.

Invest in our brand new Frankenthaler offering here, or view the offering circular below.



Masterworks Illustration

P.S. I thought you might like this clip of Frankenthaler from the 80s that aired on CBS Sunday Morning.

Thanks,

Anthony DeSimone

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Investor Relations
MASTERWORKS

www.masterworks.com
225 Liberty St. 29th Floor, New York, NY 10281

*Market-Risk Adjusted Appreciation, also referred to as the "Sharpe Ratio," indicates how well the artist's market has performed historically in comparison to the rate of return on a risk-free investment by measuring price appreciation relative to the volatility of that price appreciation over time. A relatively higher Sharpe Ratio reflects higher appreciation relative to volatility and generally signals a better risk adjusted return, and, conversely, a relatively lower Sharpe Ratio generally means there is more volatility relative to price appreciation, although historical volatility is not necessarily a proxy for investment risk. Sharpe Ratio of artist market qualitatively different from measurement of the individual performance of Masterworks securities. While Masterworks believes comparisons to other asset classes can be useful to help potential investors discern long term trends in these asset classes, there are significant limitations to the utility of such comparative data, particularly over shorter time periods, and potential investors are cautioned not to place undue reliance on such data. For example, many asset categories are far more liquid than artwork. Whereas exchange traded stocks, commodities and precious metals are priced continuously in real time, art prices upon which data is available (i.e. public auctions) are updated only on limited occasions during select months of the year when public auctions are held. As a result, these asset categories may appear to be more volatile than art and will react more quickly to events and market forces than art prices.